3 August 2005

Securities
Division of C
450 Fifth Str
Room 3099 (
Washington, D ..049
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Notice of change in Substantial Shareholder's Interest
2) Notice of change in Substantial Shareholder's Interest
3) Incorporation of New Subsidiary

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-62251588
Fax: 65-62211588
Co. Reg. No. 199507660Z
Headquarter: No. 558, Hong Xu Road, Shanghai, China 201103
Tel : 86-21-64061257

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	TSAI ENG MENG
Designation *	DIRECTOR
Date & Time of Broadcast	01-Jul-2005 17:27:01
Announcement No.	00054

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	01-07-2005
2.	Name of Substantial Shareholder *	TSAI ENG MENG

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share	

paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	30-06-2005
2.	The change in the percentage level	From 54.12 % To 54.12 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Transfer of the following number of shares held in the securities account of Tsai Eng Meng with a nominee to the securities accounts of the following companies: a. 10,000,000 shares to Twitcher Limited; b. 10,000,000 shares to ThemePark Dome Limited; c. 10,000,000 shares to Finance Plus Limited; d. 10,000,000 shares to Sealand Logistics Solutions Limited; e. 10,000,000 shares to Eindrich Szwart Limited; f. 10,000,000 shares to Online-thinking Limited; g. 10,000,000 shares to ForeignCrest Limited; and h. 10,000,000 shares to Six Sigma Service Limited, (collectively, the "Companies"). Hot-Want Company Limited is the sole director of the Companies and is deemed to be interested in the 80,000,000 shares transferred to the Companies as it is entitled to exercise the voting rights attached to these shares. Mr Tsai Eng Meng is still deemed to be interested in the 80,000,000 shares transferred to the Companies, as he is the sole director and shareholder of Hot-Want Company Limited. There is no change in the percentage level. This notification is for record purpose only.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	There is no change in the percentage level. This notification is for record purpose only.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	697,509,798
As a percentage of issued share capital	0 %	54.12 %
No. of shares held after the change	0	697,509,798
As a percentage of issued share capital	0 %	54.12 %

Footnotes	
Attachments:	Total size = **0**

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	TSAI ENG MENG
Designation *	DIRECTOR
Date & Time of Broadcast	01-Jul-2005 17:25:28
Announcement No.	00051

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	01-07-2005
2.	Name of Substantial Shareholder *	HOT-WANT COMPANY LIMITED

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Deemed Interest	30-06-2005
2.	Name of Registered Holder	Twitcher Limited, ThemePark Dome Limited, Finance Plus Limited, Sealand Logistics Solutions Limited, Eindrich Szwart Limited, Online-thinking Limited, ForeignCrest Limited, Six Sigma Service Limited (collectively, the "Companies")
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Transfer of the following number of shares held in the securities account of Tsai Eng Meng with a nominee to the securities accounts of the Companies:- a. 10,000,000 shares to Twitcher Limited; b. 10,000,000 shares to ThemePark Dome Limited; c. 10,000,000 shares to Finance Plus Limited; d. 10,000,000 shares to Sealand Logistics Solutions Limited; e. 10,000,000 shares to Eindrich Szwart Limited; f. 10,000,000 shares to Online-thinking Limited; g. 10,000,000 shares to ForeignCrest Limited; and h. 10,000,000 shares to Six Sigma Service Limited. Hot-Want Company Limited is the sole director of the Companies and is deemed to be interested in the 80,000,000 shares transferred to the Companies as it is entitled to exercise the voting rights attached to these shares.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	80,000,000
As a percentage of issued share capital	6.21 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	80,000,000
As a percentage of issued share capital	6.21 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	80,000,000
As a percentage of issued share capital	0 %	6.21 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	08-Jul-2005 17:44:14
Announcement No.	00087

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	INCORPORATION OF NEW SUBSIDIARIES
Description	PLEASE SEE ATTACHMENT.
Attachments:	WWH-Announcement.pdf Total size = **13K** (2048K size limit recommended)

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WANT WANT HOLDINGS LTD
(Company Registration: 199507660Z)

INCORPORATION OF NEW SUBSIDIARIES

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce that it has incorporated the following wholly-owned subsidiaries in the People's Republic of China :

No.	Name of Subsidiary	Place of Incorporation	Registered Capital	Principal Activities
i.	Luohe Want Want Real Estate Co., Ltd	Henan Province, Luohe City	US$6 million	Property development, sales, consultancy, leasing, management and other related services
ii.	Anqing Want Want Real Estate Co., Ltd	Anhui Province, Anqing City, Changjiang Daqiao Comprehensive Economic Development Zone	US$15 million	Property development, sales, consultancy, leasing, management and other related services
iii.	Zhejiang Ming-Want Dairy Ltd	Zhejiang Province, Quzhou Economic Development Zone	US$5 million	Manufacturing and sales of pasteurized milk, dairy products, dairy/ fruits and vegetable beverages

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2005. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 08/07/2005 to the SGX